UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

GRUPO TELEVISA ANNOUNCES CONSUMMATION OF ITS EXCHANGE
OF REGISTERED SENIOR NOTES

Mexico City, March 16, 2010 – Grupo Televisa, S.A.B. (“Televisa”; NYSE: TV; BMV: TLEVISA CPO) announced today that it completed its previously announced offer to exchange an equal aggregate principal amount of its outstanding, unregistered 6.625% Senior Notes due 2040 (the "Old Notes") for registered 6.625% Senior Notes due 2040 (the "New Notes"). The exchange offer expired at 5:00 pm New York City Time, on March 16, 2008.

As of the expiration date, the aggregate principal amount of US$598,415,000, representing 99.7% of the Old Notes, was tendered. All Old Notes that were properly tendered were accepted for exchange. The closing of the exchange offer occurred today, Tuesday, March 16, 2010. Following the closing of the exchange offer, approximately US$1,585,000 of the aggregate principal amount of the Old Notes will remain outstanding.

All Notes mature on January 15, 2040 and interest will be paid on the Notes semi-annually on each January 15 and July 15, commencing on July 15, 2010.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 17, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President